File No. 811-08009

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1

TO

FORM N-8A

AMENDED NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it expressly adopts as its own the registration of its predecessor, PBHG Insurance Series Fund, Inc. under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection therewith submits the following information:

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Name: PBHG Insurance Series Fund

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Address of Principal Business Office (no. & Street, City, State Zip Code):

1400 Liberty Ridge Drive, Wayne, PA 19087

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Telephone Number (including area code): (610) 647-4100

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Name and Address of Agent for Service of Process: Harold J. Baxter, 1400 Liberty Ridge Drive, Wayne, PA 19087

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Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b)of the Investment Company Act of 1940 currently with the filing of form N-8A:

YES [ X ]* NO [ ]

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this amended notification of registration to be duly signed on its behalf in the City of Wayne and Commonwealth of Pennsylvania on this 1st day of May, 2001.

PBHG INSURANCE SERIES FUND

By: /s/ HAROLD J. BAXTER

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Harold J. Baxter

Chairman

Attest: /s/ JOHN M. ZERR

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John M. Zerr